Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Alon USA Energy, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333-127051) on Form S-8 of Alon USA Energy, Inc. of our report dated March 13, 2006, with respect to the consolidated balance sheets of Alon USA Energy, Inc as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2005, and all related financial statement schedules, which report appears in the December 31, 2005, annual report on Form 10-K of Alon USA Energy, Inc. Our report refers to a change in the method of accounting for asset retirement obligations in 2003.
/s/ KPMG LLP
Dallas, Texas
March 14, 2006